GMAC RFC

Statement to Certificateholder

Distribution Information	**Deal Information**

<table>
<tr><td>

1. Distribution Summary

2. Factor Summary

3. Components Information

4. Interest Summary

5. Other Income Detail   *(Not Applicable)*

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts   *(Not Applicable)*

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages

16. Overcollateralization Summary   *(Not Applicable)*

17. Excess Cash Flow, Overcollateralization
   Provisions and Derivative Amounts   *(Not Applicable)*

18. Performance Tests

19. Lender Paid Mortgage Insurance   *(Not Applicable)*

20. Comments

</td><td>

Deal Name: Residential Funding Mtg Sec I, 2007-S4

Asset Type: Mortgage Pass-Through Certificates

Closing Date: 04/27/2007
First Distribution Date: 05/25/2007

Determination Date: 05/23/2007
Distribution Date: 05/25/2007
Record Date:
   Book-Entry: 04/30/2007
   Definitive: 04/30/2007

Trustee: Deutsche Bank Trust Company Americas

Main Telephone: 714-247-6000

GMAC-RFC

Bond Administrator: Darren Aiello

Telephone: 818-260-1494

Pool(s) :   40520

</td></tr>
</table>

Statement to Certificateholder

Residential Funding Mtg Sec I, 2007-S4

May 25, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)		(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74958YAA0	30,000,000.00	30,000,000.00	6.00000000	0.00	150,000.00	150,000.00	0.00	0.00	0.00	30,000,000.00
A-2	74958YAB8	74,404,000.00	74,404,000.00	6.00000000	663,169.14	372,020.00	1,035,189.14	0.00	0.00	0.00	73,740,830.86
A-3	74958YAC6	11,360,000.00	11,360,000.00	6.00000000	0.00	56,800.00	56,800.00	0.00	0.00	0.00	11,360,000.00
A-4	74958YAD4	90,360,000.00	90,360,000.00	5.37500000	204,416.90	404,737.50	609,154.40	0.00	0.00	0.00	90,155,583.10
A-5	74958YAE2	60,860,000.00	60,860,000.00	6.00000000	793,674.74	304,300.00	1,097,974.74	0.00	0.00	0.00	60,066,325.26
A-6	74958YAF9	9,412,500.00 [1]	9,412,500.00 [1]	6.00000000	0.00	47,062.50	47,062.50	0.00	0.00	0.00	9,391,206.57 [1]
A-7	74958YAG7	400,000.00	400,000.00	6.00000000	402,000.00	0.00	402,000.00	0.00	0.00	2,000.00	0.00
A-8	74958YAH5	10,000.00	10,000.00	6.00000000	0.00	0.00	0.00	0.00	0.00	50.00	10,050.00
A-9	74958YAJ1	26,184,000.00	26,184,000.00	5.50000000	0.00	120,010.00	120,010.00	0.00	0.00	0.00	26,184,000.00
A-10	74958YAK8	2,987,000.00	2,987,000.00	6.00000000	0.00	14,935.00	14,935.00	0.00	0.00	0.00	2,987,000.00
A-11	74958YAL6	4,226,000.00	4,226,000.00	6.00000000	0.00	21,130.00	21,130.00	0.00	0.00	0.00	4,226,000.00
A-12	74958YAM4	2,182,000.00 [1]	2,182,000.00 [1]	6.00000000	0.00	10,910.00	10,910.00	0.00	0.00	0.00	2,182,000.00 [1]
A-P	74958YAQ5	1,888,852.44	1,888,852.44	0.00000000	4,745.47	0.00	4,745.47	0.00	0.00	0.00	1,884,106.97
A-V	74958YAR3	314,473,351.30 [1]	314,473,351.30 [1]	0.12647408	0.00	33,143.94	33,143.94	0.00	0.00	0.00	312,400,272.97 [1]
R-I	74958YAS1	100.00	100.00	6.00000000	100.00	0.50	100.50	0.00	0.00	0.00	0.00
R-II	74958YAT9	100.00	100.00	6.00000000	100.00	0.50	100.50	0.00	0.00	0.00	0.00
M-1	74958YAU6	6,761,700.00	6,761,700.00	6.00000000	3,968.78	33,808.50	37,777.28	0.00	0.00	0.00	6,757,731.22
M-2	74958YAV4	1,886,800.00	1,886,800.00	6.00000000	1,107.46	9,434.00	10,541.46	0.00	0.00	0.00	1,885,692.54
M-3	74958YAW2	1,257,900.00	1,257,900.00	6.00000000	738.33	6,289.50	7,027.83	0.00	0.00	0.00	1,257,161.67
B-1	74958YAX0	629,000.00	629,000.00	6.00000000	369.19	3,145.00	3,514.19	0.00	0.00	0.00	628,630.81
B-2	74958YAY8	628,900.00	628,900.00	6.00000000	369.13	3,144.50	3,513.63	0.00	0.00	0.00	628,530.87
B-3	74958YAZ5	628,998.00	628,998.00	6.00000000	369.19	3,144.99	3,514.18	0.00	0.00	0.00	628,629.67
Deal Totals		**314,473,350.44**	**314,473,350.44**		**2,075,128.33**	**1,594,016.43**	**3,669,144.76**	**0.00**	**0.00**	**2,050.00**	**312,400,272.97**

GMAC RFC

Residential Funding Mtg Sec I, 2007-S4

May 25, 2007

1.Notional Balance

Section 1 reports only the Offered and Non-Offered Certificates
not designated as Exchanged Certificates. Payments on
Certificates reported in Section 1 do not reflect any Exchanges
that may have been made on the Exchangeable Certificates.

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74958YAA0	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-2	74958YAB8	1,000.00000000	8.91308451	5.00000000	13.91308451	0.00000000	0.00000000	991.08691549
A-3	74958YAC6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	74958YAD4	1,000.00000000	2.26224989	4.47916667	6.74141656	0.00000000	0.00000000	997.73775011
A-5	74958YAE2	1,000.00000000	13.04099146	5.00000000	18.04099146	0.00000000	0.00000000	986.95900854
A-6	74958YAF9	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	997.73774980
A-7	74958YAG7	1,000.00000000	1,005.00000000	0.00000000	1,005.00000000	5.00000000	0.00000000	0.00000000
A-8	74958YAH5	1,000.00000000	0.00000000	0.00000000	0.00000000	5.00000000	0.00000000	1,005.00000000
A-9	74958YAJ1	1,000.00000000	0.00000000	4.58333333	4.58333333	0.00000000	0.00000000	1,000.00000000
A-10	74958YAK8	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-11	74958YAL6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-12	74958YAM4	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	74958YAQ5	1,000.00000000	2.51235613	0.00000000	2.51235613	0.00000000	0.00000000	997.48764387
A-V	74958YAR3	1,000.00000000	0.00000000	0.10539507	0.10539507	0.00000000	0.00000000	993.40777741
R-I	74958YAS1	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
R-II	74958YAT9	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
M-1	74958YAU6	1,000.00000000	0.58695003	5.00000000	5.58695003	0.00000000	0.00000000	999.41304997
M-2	74958YAV4	1,000.00000000	0.58695145	5.00000000	5.58695145	0.00000000	0.00000000	999.41304855
M-3	74958YAW2	1,000.00000000	0.58695445	5.00000000	5.58695445	0.00000000	0.00000000	999.41304555
B-1	74958YAX0	1,000.00000000	0.58694754	5.00000000	5.58694754	0.00000000	0.00000000	999.41305246
B-2	74958YAY8	1,000.00000000	0.58694546	5.00000000	5.58694546	0.00000000	0.00000000	999.41305454
B-3	74958YAZ5	1,000.00000000	0.58694940	5.00000000	5.58694940	0.00000000	0.00000000	999.41441785
A-13	74958YBA9	1,000.00000000	0.00000000	4.47916667	4.47916667	0.00000000	0.00000000	1,000.00000000
A-14	74958YAN2	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-15	74958YAP7	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	998.16348872

Section 2 contains information pertaining to both Exchanged and Non-Exchanged Certificates, the balances of which may have been affected by an Exchange. The Factors reported in Section 2 do not represent the actual status of Exchanges.

Deal Factor :	99.34077774%

3. Component Level Reporting

Component	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance
A-13	26,184,000.00	26,184,000.00	5.75000000	0.00	125,465.00	125,465.00	0.00	0.00	0.00	26,184,000.00
A-14	26,184,000.00	26,184,000.00	6.00000000	0.00	130,920.00	130,920.00	0.00	0.00	0.00	26,184,000.00
A-15	11,594,500.00 [1]	11,594,500.00	6.00000000	0.00	57,972.50	57,972.50	0.00	0.00	0.00	0.00 [1]
Class Totals:	52,368,000.00	52,368,000.00		0.00	314,357.50	314,357.50	0.00	0.00	0.00	52,368,000.00

[1].Notional Balance

Section 3 contains information pertaining only to Exchanged Certificates, and does not represent the actual outstanding Certificates with regard to
Exchanges having occurred.

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	04/01/2007	04/30/2007	30/360	30,000,000.00	6.00000000	150,000.00	0.00	0.00	0.00	0.00	150,000.00	0.00
A-2	04/01/2007	04/30/2007	30/360	74,404,000.00	6.00000000	372,020.00	0.00	0.00	0.00	0.00	372,020.00	0.00
A-3	04/01/2007	04/30/2007	30/360	11,360,000.00	6.00000000	56,800.00	0.00	0.00	0.00	0.00	56,800.00	0.00
A-4	04/01/2007	04/30/2007	30/360	90,360,000.00	5.37500000	404,737.50	0.00	0.00	0.00	0.00	404,737.50	0.00
A-5	04/25/2007	05/24/2007	30/360	60,860,000.00	6.00000000	304,300.00	0.00	0.00	0.00	0.00	304,300.00	0.00
A-6	04/01/2007	04/30/2007	30/360	9,412,500.00 [1]	6.00000000	47,062.50	0.00	0.00	0.00	0.00	47,062.50	0.00
A-7	04/01/2007	04/30/2007	30/360	400,000.00	6.00000000	2,000.00	0.00	2,000.00	0.00	0.00	0.00	0.00
A-8	04/01/2007	04/30/2007	30/360	10,000.00	6.00000000	50.00	0.00	50.00	0.00	0.00	0.00	0.00
A-9	04/01/2007	04/30/2007	30/360	26,184,000.00	5.50000000	120,010.00	0.00	0.00	0.00	0.00	120,010.00	0.00
A-10	04/01/2007	04/30/2007	30/360	2,987,000.00	6.00000000	14,935.00	0.00	0.00	0.00	0.00	14,935.00	0.00
A-11	04/01/2007	04/30/2007	30/360	4,226,000.00	6.00000000	21,130.00	0.00	0.00	0.00	0.00	21,130.00	0.00
A-12	04/01/2007	04/30/2007	30/360	2,182,000.00 [1]	6.00000000	10,910.00	0.00	0.00	0.00	0.00	10,910.00	0.00
A-V	04/01/2007	04/30/2007	30/360	314,473,351.30 [1]	0.12647408	33,143.94	0.00	0.00	0.00	0.00	33,143.94	0.00
R-I	04/01/2007	04/30/2007	30/360	100.00	6.00000000	0.50	0.00	0.00	0.00	0.00	0.50	0.00
R-II	04/01/2007	04/30/2007	30/360	100.00	6.00000000	0.50	0.00	0.00	0.00	0.00	0.50	0.00
M-1	04/01/2007	04/30/2007	30/360	6,761,700.00	6.00000000	33,808.50	0.00	0.00	0.00	0.00	33,808.50	0.00
M-2	04/01/2007	04/30/2007	30/360	1,886,800.00	6.00000000	9,434.00	0.00	0.00	0.00	0.00	9,434.00	0.00
M-3	04/01/2007	04/30/2007	30/360	1,257,900.00	6.00000000	6,289.50	0.00	0.00	0.00	0.00	6,289.50	0.00
B-1	04/01/2007	04/30/2007	30/360	629,000.00	6.00000000	3,145.00	0.00	0.00	0.00	0.00	3,145.00	0.00
B-2	04/01/2007	04/30/2007	30/360	628,900.00	6.00000000	3,144.50	0.00	0.00	0.00	0.00	3,144.50	0.00
B-3	04/01/2007	04/30/2007	30/360	628,998.00	6.00000000	3,144.99	0.00	0.00	0.00	0.00	3,144.99	0.00
A-13	04/01/2007	04/30/2007	30/360	26,184,000.00	5.75000000	125,465.00	0.00	0.00	0.00	0.00	125,465.00	0.00
A-14	04/01/2007	04/30/2007	30/360	26,184,000.00	6.00000000	130,920.00	0.00	0.00	0.00	0.00	130,920.00	0.00
A-15	04/01/2007	04/30/2007	30/360	11,594,500.00 [1]	6.00000000	57,972.50	0.00	0.00	0.00	0.00	57,972.50	0.00
Deal Totals				**364,952,498.00**		**1,910,423.93**	**0.00**	**2,050.00**	**0.00**	**0.00**	**1,908,373.93**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-5

Section 4 contains information pertaining to both Exchanged and Non-Exchanged Certificates, the balances of which may have been affected by an Exchange. The information reported in Section 4 does not represent the actual status of Exchanges.

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	5,494.60	5,494.60	0.00	0	0.00	65,550.21	14,941.58	13,249.47	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	**Count**	642	642	N/A	82	2	0	0	0	640
	Balance/Amount	314,473,351.30	314,473,351.30	184,931.10	729,288.80	1,158,858.43	N/A	0.00	0.00	312,400,272.97

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.40510167	6.40455356	357.88	356.86	6.09043569	6.08987950	6.09043569	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	6.98%				6.98%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	**Count**	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	636	309,992,242.01	0	0.00	0	0.00	0	0.00	0.00	636	309,992,242.01
30 days	4	2,408,030.96	0	0.00	0	0.00	0	0.00	0.00	4	2,408,030.96
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**640**	**312,400,272.97**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**640**	**312,400,272.97**
Current	99.38%	99.23%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	99.38%	99.23%
30 days	0.63%	0.77%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.63%	0.77%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

GMAC RFC

11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	4	2,408,030.96
	0.63%	0.77%
2 Months	0	0.00
	0.00%	0.00%
3 Months	0	0.00
	0.00%	0.00%
4 Months	0	0.00
	0.00%	0.00%
5 Months	0	0.00
	0.00%	0.00%
6 Months	0	0.00
	0.00%	0.00%
7 Months	0	0.00
	0.00%	0.00%
8 Months	0	0.00
	0.00%	0.00%
9 Months	0	0.00
	0.00%	0.00%
10 Months	0	0.00
	0.00%	0.00%
11 Months	0	0.00
	0.00%	0.00%
12 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
13 Months	0	0.00
	0.00%	0.00%
14 Months	0	0.00
	0.00%	0.00%
15 Months	0	0.00
	0.00%	0.00%
16 Months	0	0.00
	0.00%	0.00%
17 Months	0	0.00
	0.00%	0.00%
18 Months	0	0.00
	0.00%	0.00%
19 Months	0	0.00
	0.00%	0.00%
20 Months	0	0.00
	0.00%	0.00%
21 Months	0	0.00
	0.00%	0.00%
22 Months	0	0.00
	0.00%	0.00%
23 Months	0	0.00
	0.00%	0.00%
24 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
25 Months	0	0.00
	0.00%	0.00%
26 Months	0	0.00
	0.00%	0.00%
27 Months	0	0.00
	0.00%	0.00%
28 Months	0	0.00
	0.00%	0.00%
29 Months	0	0.00
	0.00%	0.00%
30 Months	0	0.00
	0.00%	0.00%
31 Months	0	0.00
	0.00%	0.00%
32 Months	0	0.00
	0.00%	0.00%
33 Months	0	0.00
	0.00%	0.00%
34 Months	0	0.00
	0.00%	0.00%
35 Months	0	0.00
	0.00%	0.00%
36 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
37 Months	0	0.00
	0.00%	0.00%
38 Months	0	0.00
	0.00%	0.00%
39 Months	0	0.00
	0.00%	0.00%
40 Months	0	0.00
	0.00%	0.00%
41 Months	0	0.00
	0.00%	0.00%
42 Months	0	0.00
	0.00%	0.00%
43 Months	0	0.00
	0.00%	0.00%
44 Months	0	0.00
	0.00%	0.00%
45 Months	0	0.00
	0.00%	0.00%
46 Months	0	0.00
	0.00%	0.00%
47 Months	0	0.00
	0.00%	0.00%
48 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
49 Months	0	0.00
	0.00%	0.00%
50 Months	0	0.00
	0.00%	0.00%
51 Months	0	0.00
	0.00%	0.00%
52 Months	0	0.00
	0.00%	0.00%
53 Months	0	0.00
	0.00%	0.00%
54 Months	0	0.00
	0.00%	0.00%
55 Months	0	0.00
	0.00%	0.00%
56 Months	0	0.00
	0.00%	0.00%
57 Months	0	0.00
	0.00%	0.00%
58 Months	0	0.00
	0.00%	0.00%
59 Months	0	0.00
	0.00%	0.00%
60+ Months	0	0.00
	0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
	Modification Type	Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) * .... * (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS Investment Earnings	Other Deposits	WITHDRAWALS Draws	Releases	Ending Balance
Class A-5 Reserve Fund		0.00	0.00	0.00	0.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Yield Maintenance Agreement	Royal Bank Of Scotland	07/25/2011	0.00	0.00

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		96.24982568%	100.00000000%

	Ending Percentage
M-1	2.1631591%
M-2	0.60361279%
M-3	0.40241919%
Class M Total:	3.16919108%
B-1	0.20122559%
B-2	0.2011936%
B-3	0.20122495%
Class B Total:	0.60364414%

Ending Percentage uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False
M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Certain Classes of Exchanged Certificates have multiple possible outstanding balances determined by the Combination method opted for by the investor. These Certificates are designated with an additional suffix to the class name that pertains to the Combination that is exercisable in obtaining the noted Certificate.

    Credit Support Depletion Date has not occurred

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Funding Mtg Securities I, 2007-S4
May 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	3,678,591.82
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	5,494.60
Total Deposits	3,684,086.42

Uses of Funds	Amount
Transfer to Certificate Account	3,669,143.90
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	14,941.65
Derivative Payment	0.00
Total Withdrawals	3,684,085.55
Ending Balance	0.00